

August 15, 2011

Via E-mail
Dr. Steven C. Vick
Chief Executive Officer
USA Synthetic Fuel Corporation
312 Walnut Street
Cincinnati, Ohio 45202

> **Re: USA Synthetic Fuel Corporation**
> **Amendment No. 4 to Form 10-12G**
> **Filed July 27, 2011**
> **Form 10-Q for Quarterly Period Ended June 30, 2011**
> **Filed August 10, 2011**
> **Form 10-Q/A for Quarterly Period Ended September 30, 2010**
> **Filed May 26, 2011**
> **File No. 000-54044**

Dear Dr. Vick:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment two in our letter dated June 30, 2011. It appears that CMT also is a joint venture between GEI (of which 46% is owned by Harry Graves) and HTC. Please disclose this information in the discussion of CMT's status as a related party or advise.

2. In addition, we note that you do not believe you are required to disclose the agreement with GEC in Item 7 because the agreement was entered into in 2006. Please note that disclosure is required pursuant to Item 404 of Regulation S-K if the transaction was continuing after GEC became a related party. If, since the beginning of the last three fiscal years, the amount involved in such agreement has exceeded the lesser of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years, the transaction must be disclosed. Refer to Regulation S-K Compliance and Disclosure Interpretations Question 130.03.

Item 1. Business, page 13

3. We note your response to comment 13 in our letter dated June 30, 2011. Please disclose, as you state in your response, that the engagement letter relating to the $30 million term loan is a non-binding agreement.

Item 6. Executive and Director Compensation, page 80

4. We note your response to comment 29 in our letter dated June 30, 2011, including your statement that "[p]rior to December 4, 2009, the Company was inactive while maintaining its corporate existence." Please supplementally clarify whether the company had any executive officers during 2009 and prior to December 4, 2009. If the company did have executive officers at that time, please confirm that the disclosure required by Item 402 of Regulation S-K has been included for all named executive officers that served during such time, tell us why no such disclosure is required, or revise.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 82

5. Please revise this section so that it covers the appropriate time period set forth in Instruction 1 to Item 404 of Regulation S-K.

6. We note your response to comment 30 in our letter dated June 30, 2011. Please note that disclosure is required if a related party transaction resulted in the related party becoming a 5 percent shareholder. Accordingly, please disclose the 2009 stock issuance to GEI, or show us why the value of the transaction was below the reporting threshold as you state in your response letter. Refer to Regulation S-K Compliance and Disclosure Interpretations Question 130.03.

Item 10. Recent Sales of Unregistered Securities, page 84

7. We note your response to comment 31 in our letter dated June 30, 2011. Please clarify whether the warrants were offered and/or issued to Messrs. Pfeiffer and High. If they were, please disclose their issuance, the information required by Item 701 of Regulation S-K, and the circumstances regarding their cancellation.

Form 10-Q/A for Quarterly Period Ended September 30, 2010

Controls and Procedures, page 20

8. We have reviewed your response to comment 32 in our letter dated June 30, 2011, noting that you believe your disclosure controls and procedures at September 30, 2010 were ineffective. Please address the following items:

    •   Amend your Form 10-Q for the period ended September 30, 2010 to disclose that your disclosure controls and procedures were ineffective. Please clearly disclose the reasons for your ineffective conclusion. If limited segregation of duties or other factors contributing to your error correction represent material weaknesses in your internal control over financial reporting, please disclose the nature of each material weakness and the specific steps you have taken, if any, to remediate them.

    •   We note your disclosure that there were no changes in your disclosure controls and procedures during the period covered by your quarterly report that have materially affected, or are reasonably likely to materially affect your disclosure controls and procedures. Please note that Item 308(c) of Regulation S-K requires disclosure of any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise your disclosure in future filings, including any amendments, to comply with Item 308(c) of Regulation S-K. Please also supplementally confirm, if true, that for the periods ended September 30, 2010 and March 31, 2011 there were no changes to your internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, and that for the period ended June 30, 2011 there were no changes to your internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting other than as described in your Form 10-Q for the period ended June 30, 2011.

Form 10-Q for Quarterly Period Ended June 30, 2011

9. We note your disclosure that "[t]here were no other changes in disclosure controls and procedures that occurred during the period covered by this report…." Please revise future filings to state, if true, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please note that this comment was drafted based on the assumption that your reference to "disclosure controls and procedures" in this section of your filing was intended to be a reference to "internal control over financial reporting."

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me, at (202) 551-3720, if you have any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

James Allegretto
Senior Assistant Chief Accountant